Nuvera Fuel Cells, Inc.

                                 15 Acorn Park

                              Cambridge, MA 02140

                                                                 January 8, 2001

Via EDGAR and facsimile

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Nuvera Fuel Cells, Inc.
     Registration Statement on Form 8-A (File No. 000-32005)

Ladies and Gentlemen:

     The above-referenced registration statement (the "Form 8-A") was filed with the Securities and Exchange Commission (the "Commission") by Nuvera Fuel Cells, Inc. (the "Company") on November 22, 2000. The Form 8-A is scheduled to become effective automatically sixty days after its filing date in accordance with the provisions of Section 12 of the Securities Exchange Act of 1934.

     The Company is concurrently registering shares of its common stock, par value $.01 per share, under the Securities Act of 1933, pursuant to its Registration Statement on Form S-1 (Registration No. 333-49500) (the "Form S-1"). Because it is unclear whether the effectiveness of the Form S-1 will precede the effectiveness of the Form 8-A, the Company hereby deems the Form 8-A withdrawn effective upon the filing of this letter and intends to file subsequently a new Form 8-A registration statement.

     If you have any questions regarding the Company's request or the Form 8-A, please contact John G. Crowley ((212) 450-4550), Richard D. Truesdell, Jr. ((212) 450-4674) or Jeffrey C. Cohen ((212) 450-4667) of Davis Polk & Wardwell, the Company's counsel.


                                            Very truly yours,

                                            Nuvera Fuel Cells, Inc.


                                            By: /s/ Jeffrey M. Bentley
                                                --------------------------------
                                                Name:  Jeffrey M. Bentley
                                                Title: Chief Operating Officer
                                                       and Senior Vice President